SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, SOUTH AMERICA’S LARGEST WIRELESS COMMUNICATION GROUP ANNOUNCES FOURTH QUARTER 2003 CONSOLIDATED EARNINGS OF TELE LESTE CELULAR PARTICIPAÇÕES S.A. (“Tele Leste”).

INVESTOR RELATIONS OFFICER:	FERNANDO ABELLA GARCIA

Salvador – Brazil, February 16th, 2004 – Tele Leste Celular Participações S.A. (“Tele Leste”), (BOVESPA: TLCP3 (ON); TLCP4 (PN); NYSE: TBE), announced today its consolidated results for the fourth quarter 2003 (4Q03). The closing rates for February 13, 2004 were: TLCP3 R$ 0,74 / 1,000 shares; TLCP4 R$ 0,72 / 1,000 shares; and TBE US$ 12,60 / ADR (1:50,000 PN shares). Tele Leste is the holding company controlling: 100% of Telebahia Celular S.A and Telergipe Celular S.A., leading wireless telecommunications services providers in the states of Bahia and Sergipe respectively. It provides services in an area that covers 7% of the Brazilian territory and 9% of the total population of the country.

Except where otherwise stated, the financial and operating information here is presented on a consolidated basis in accordance with Brazilian laws and accounting standards.

HIGHLIGHTS

TELE LESTE CELULAR
R$ million	4Q03	3Q03	Δ %	4Q02	Δ %	2003	2002	Δ %

Net Operating Revenue	117.4	104.9	11.9%	115.7	1.5%	441.3	431.4	2.3%
Net Operating Income from Services	97.3	94.9	2.5%	101.8	(4.4%)	397.8	390.8	1.8%
Net Operating Income from Goods	20.1	10.0	101.0%	13.9	44.6%	43.4	40.6	6.9%
Total Operating Costs	(87.4)	(73.2)	19.4%	(85.8)	1.9%	(313.9)	(294.0)	6.8%
EBITDA	30.0	31.7	(5.4%)	29.9	0.3%	127.4	137.4	(7.3%)
EBITDA margin (%)	25.6%	30.2%	-4.6p.p.	25.8%	-0.2p.p.	28.9%	31.9%	-3.0p.p.
Depreciation and Amortization	(32.4)	(30.4)	6.6%	(29.3)	10.6%	(139.8)	(108.5)	28.9%
EBIT	(2.4)	1.3	n.a.	0.6	n.a.	(12.4)	28.9	n.a.
Loss in the Period	(6.6)	(15.7)	(58.0%)	(6.0)	10.0%	(42.7)	(5.1)	737.5%
Earnings per share (R$ per 1,000 shares)	(0.01)	(0.03)	66.7%	(0.01)	-	(0.09)	(0.01)	800.0%
Loss per ADR (R$)	(0.69)	(1.64)	58.0%	(0.63)	9.5%	(4.46)	(0.53)	741.5%
Number of shares (billion)	479.4	479.4	-	479.4	-	479.4	479.4	-

Investments (FY)	71.2	15.7	n.a.	77.1	(7.7%)	71.2	77.1	(7.7%)
Investment as % of revenues	47.3%	4.6%	42.7.p.p	39.2%	8.1 p.p.	16.1%	17.9%	-1.8p.p.
Operating Cash Flow	(25.5)	26.9	n.a.	(15.5)	64.5%	56.2	24.8	126.6%

Customers (thousands)	1,126	1,025	9.9%	973	15.7%	1,126	973	15.7%
Net additions	101	32	215.6%	41	146.3%	153	151	1.3%

Total figures are subject to discrepancies resulting from rounding up / down.

Basis for reporting results

  The criteria for calculating the main business efficiency indicators were matched with other “Vivo” group companies, leading to an adjustment to 4Q02 data for comparative purposes:
  B ARPU: adjusted due to reclassification of the Fust/Funttel deduction from revenue for operating expenses;

  On July 6th, 2003, Personal Mobile Service operators implemented the Long Distance Carrier Selection Codes (CSP) for domestic long distance services. TCO carriers no longer received VC2- and VC3-call revenues and began to receive interconnection revenue for use of their networks for these calls.

  As of July 2003 the “Bill & Keep” convention was introduced and remuneration for local network usage between PMS users will only be charged when the traffic between them exceeds 55%, which impacts interconnection revenue and cost without, however, significantly affecting EBITDA.

VIVO

Tele Leste is one of the companies that together with Telesp Celular Participações S.A. - TCP, Tele Sudeste Celular Participações S.A. – TSD, Celular CRT Participações S.A. – CRT and Tele Centro Oeste Celular Participações S.A., - TCO comprises the assets of the Joint Venture between Telefónica Móviles and Portugal Telecom. On April 13, 2003, the “VIVO” brand was launched to create one single image for the Group's operations, thus evincing its coverage and capillarity in the country and its business strategy. The brand is now Top of Mind in the Brazilian market.

4Q03 HIGHLIGHTS

  1.126 million customers, an increase of 9.9% and 15.7% compared to 3Q03 and 4Q02, respectively;

  Intensive sales activity led to 101,000 new additions in 4Q03

  The number of potential users of WAP and 1xRTT services reached 880,000, which is 78.2% of the total customer base

  11.9% increase in relation to net operating income in 3Q03 and 1.5% compared with 4Q02;

  2.5% and 1.8% growth of net sales of services in relation to 3Q03 and 4Q02, respectively, due to an increase in gross additions;

  EBITDA was stable in the quarter, in spite of the increased commercial activity;

  The company was a strong generator of operating cash flow in amounts sufficient to maintain its investments; R$ 56.2 million Operating Cash Flow in the year.

  Net debt reduced by 22.1% in relation to 2002.

OPERATING PERFORMANCE

Operating Data
	4Q03	3Q03	Δ %	4Q02	Δ %

Total number of customers (thousands)	1,126	1,025	9.9%	973	15.7%
Contract	291	289	0.7%	300	(3.0%)
Prepaid	835	736	13.5%	673	24.1%
Analog	91	97	(6.2%)	152	(40.1%)
Digital	1,035	928	11.5%	821	26.1%
Net additions (000s)	101	32.0	215.6%	41	146.3%
Contract	2	(5.2)	n.a.	(9.0)	n.a.
Prepaid	99	37.2	166.1%	50.0	98.0%
Market share of net additions (%)	44.0%	31.6%	12.4p.p.	31.5%	12.5p.p.
Market Penetration (%)	13.0%	12.0%	1.0 p.p.	11.0%	2.0 p.p.
ARPU (R$/month)	30.8	31.3	(1.6%)	35.8	(14.0%)
Contract	77.0	73.0	5.5%	73.0	5.5%
Prepaid	13.3	14.4	(7.6%)	18.2	(30.7%)
Total MOU (minutes)	98.8	96.1	(2.8)	99.1	(0.3%)
Contract	192.0	176.5	8.8%	185.7	3.4%
Prepaid	60.5	59.3	2.0%	55.7	8.6%
Employees	385	390	(1.3%)	494	(22.1%)
Customers / Employee	2,925	2,628	11.3%	1.970	48.5%

Operating Highlights

  In 4Q03, Tele Leste took a 44.0% share of net additions for a market share of 55.0%. Source: ANATEL.

  Its customer base grew 15.7% in the year. Net additions were 146.3% higher than in 4Q02 and accounted for 66.0% of net additions in the year.

  Tele Leste gained 101,000 net additions in 4Q03.

  Despite the substantial number of gross additions, many of whom will only start to generate revenue in 2004, contract ARPU grew 5.5% in the quarter.

  Pre-paid MOU increased 3.4% and 8.8 % respectively in relation to Q402 and 3Q03.

  By the end of 4Q03, Tele Leste’s handset digitization rate was 91.9%.

  Productivity measured by the customers-per-employee indicator was 11.3% and 48.5% compared to 4Q03 and 4Q02, respectively.

Technological Innovation

In December 2003 Tele Leste started operating high-speed Wireless Internet with its CDMA 1xRTT network.

Increased usage of 1xRTT has been a result of publicizing new services and applications such as chats and broadcast in utilizations of applications and news;

Tele Leste maintained its focus on data transmission services through a series advertising campaigns, with special attention for message services, generating a growth in the Customer Base of users of this service, particularly for interconnection of services between “Vivo” carriers.

Human Resources	Tele Leste reduced its headcount by 22.1% in 4Q02 in relation to the previous quarter due to the synergies obtained by fusing Vivo carriers' services."

FINANCIAL PERFORMANCE

Operating Revenue
R$ million	4Q03	3Q03	Δ %	4Q02	Δ %	2003	2002	Δ %

Subscription and usage revenue	73.2	70.4	4.0%	81.5	(10.2%)	315.4	309.3	2.0%
Network usage	47.0	45.9	2.4%	47.1	(0.2%)	181.1	179.9	0.7%
Other services	4.6	4.9	6,1%	3.2	50.0%	17.4	12.9	34.9%
Revenues from telecommunications services	124.8	121.2	3.0%	131.8	(5.3%)	513.9	502.1	1.3%
Sales of cellular handsets	43.0	26.6	61.7%	31.3	37.4%	106.4	86.5	23.0%
Total gross operating revenue	167.8	147.8	13.5%	163.1	2.9%	620.3	588.6	5.4%
Total deductions from gross operating	(50.4)	(42.8)	17.7%	(47.4)	6.3%	(179.0)	(157.2)	13.9%
Net operating Revenue	117.4	104.9	11.9%	115.7	1.5%	441.3	431.4	2.3%
Net revenue from services	97.3	94.9	2.5%	101.8	(4.4%)	397.8	390.8	1.8%
Net revenue from sales of goods	20.1	10.0	101.0%	13.9	44.6%	43.5	40.6	7.1%

Net operating Revenue

Tele Leste's net operating revenue grew 2.3% in relation to 2002 due to the 15.7% growth of its customer base, the higher volume of sales and the usage of services. In 4Q03 net operating income reached R$ 117.4 million, an increase of 11.9% over the previous quarter.

Net Revenue from services	Net Revenue from services grew 1.8% in relation to 2002, totalizing R$ 397.8 million due to an increase in commercial activity.

Net revenue from Goods	Net revenue from sale of goods grew 7.1% compared with 2002 with a 101.0% increase in 4Q03 in relation to 3Q03, due to the company's intensive sales activity in the period.

Subscriber and Usage revenue	Subscriber and usage revenue grew 4.0% in relation to 3Q03. Growth for the year was 2.0%.

Other and Data Services Revenue

Revenues from other services, including from data services, grew 34.9% in relation to 2002, and accounted for approximately 3.4% of gross operating revenue. Data services showed substantial growth in this last quarter, mainly due to nationwide campaigns directed at Short Message Services (SMS) and 1xRTT users.

Operating Costs
R$ million	4Q03	3Q03	Δ %	4Q02	Δ %	2003	2002	Δ %

Personnel	(9.0)	(6.4)	40.6%	(10.6)	(15.1%)	(31.2)	(34.0)	(10.3%)
Cost of services rendered	(20.1)	(21.1)	(4.7%)	(290)	(30.7%)	(98.0)	(109.7)	(10.7%)
Leased Lines	(5.7)	(4.8)	18.8%	(4.7)	21.3	(20.0)	(19.5)	2.6%
Interconnection	(3.9)	(6.3)	(38.1%)	(12.1)	(67.8%)	(38.8)	(42.6)	(8.9%)
Rents / Insurance / Condominium fees	(2.5)	(2.2)	13.6%	(4.6)	(45.7%)	(9.6)	(17.6)	(45.5%)
Fistel and other taxes	(4.1)	(4.2)	(2.4)%	(4.0)	2.5%	(16.8)	(16.7)	0.6%
Third-party services	(3.9)	(3.5)	(11.4%)	(3.5)	11.4%	(12.4)	(13.1)	(5.3%)
Others	(0.08)	(0.1)	(20.0%)	(0.07)	14.3%	(0.4)	(0.2)	100.0%
Cost of goods sold	(26.2)	(14.9)	75.8%	(18.6)	40.9%	(62.9)	(48.5)	29.7%
Commercial Expenses	(24.6)	(22.8)	7.9%	(20.0)	23.0%	(93.2)	(76.3)	22.2%
Provision for doubtful debtors	(2.3)	(3.7)	(37.8%)	(3.0)	(23.3%)	(11.7)	(13.3)	(12.0%)
Marketing	(3.7)	(4.3)	(14.0%)	(3.2)	15.6%	(17.8)	(11.8)	50.9%
Commissions	(4.5)	(2.6)	73.1%	(3.2)	40.6%	(12.7)	(9.5)	33.7%
Third-party services	(12.4)	(11.2)	10.7%	(9.7)	27.8%	(45.7)	(37.3)	22.5%
Others	(1.7)	(1.0)	70.0%	(0.9)	88.9%	(5.3)	(4.4)	20.5%
General and administrative expenses	(8.5)	(7.6)	11.8%	(8.2)	3.7%	(28.5)	(30.4)	(6.3%)
Other operating revenues (expenses)	1.1	(0.3)	n.a.	0.4	175.0%	(0.1)	5.0	n.a.
Total operating costs not including depreciation or amortization	(87.4)	(73.2)	19.4%	(85.8)	1.9%	(313.9)	(293.9)	6.8%
Depreciation and amortization	(32.4)	(30.4)	6.6%	(29.3)	10.6%	(139.8)	(108.5)	28.9%
Total Operating Costs	(119.8)	(103.6)	15.6%	(115.1)	4.1%	(453.7)	(402.4)	12.8%

Operating costs	Total operating costs amounted to R$ 453.7 million in 2003. There was a 15.6% increase in 4Q03 in relation to 3Q03, which was impacted by the higher cost of goods.

Cost of Personnel

Cost of Personnel decreased 10.3% compared with 2002, in spite of the contract signed in December 2003, retroactive to November 1st, which approved an increase of 7.5%, in line with inflation, and of end-year bonus payments.

Cost of services rendered

Cost of services provided totaled R$ 98.0 million, which was a reduction of 10.7% in relation to 2002 and this was particularly due to an 8.9% reduction in the interconnection cost, which like the corresponding revenue, was impacted by the introduction of CSP and the Bill & Keep arrangement. In 4Q03 this reduction was 4.7% when compared with 3Q03.

Cost of Goods Sold	Tele Leste's Cost of Goods Sold increased 29.7% in relation to 2002 due to intensive sales activity. In 4Q03 this cost was 75.8% higher than in 3Q03.

Commercial Expenses

Commercialization of services expenses increased 22.2 % in relation to 3Q03 due mainly to higher expenses for commissions paid to dealers, which increased in proportion to gross additions. In 4Q03 the increase was 7.9% compared with 3Q03.

Bad Debt

Bad debt reached 1.9% of gross operating income, which was 0.3 percentage points less than in 2002. In 4Q03 the level of bad debt was 1.4% of gross operating income so there was a reduction of 1.1 percentage points compared with 3Q03. Bad debt has remained low due to constant efforts made to maintain the Quality of the contract customer base, and the “VIVO” group's strategy for controlling credit to resellers and corporate clients

EBITDA	EBITDA reached R$ 127.4 million in 2003 against R$ 137.4 million in 2002. The EBITDA margin for 4Q03 was 25.6% and was affected by the increase in commercial activity.

Depreciation and Amortization	Depreciation and amortization expenses in 2003 totaled R$ 139.8 million. Depreciation is calculated by the linear method based on the working life of goods.

Financial Result
R$ million	4Q03	3Q03	Δ %	4Q02	Δ %	2003	2002	Δ %

Financial Revenue	7.3	(0.6)	n.a.	(42.1)	n.a.	81.8	147.3	(44.5%)
Exchange rate variation	4.2	(5.1)	n.a.	-	-	68.5	-	-
Earnings from derivatives	-	-		(47.5)	-	-	139.9	-
Other financial revenue	3.6	4.7	(23.4%)	3.9	(7.7%)	17.8	13.1	35.9%
(-) PIS/Cofins taxes on financial revenue	(0.5)	(0.2)	150.0%	1.5	n.a.	(4.5)	(5.7)	(21.1%)
Financial Expenses	(11.9)	(6.4)	85.9%	35.1	n.a.	(112.0)	(180.1)	(37.8%)
Exchange rate variation	(0.0)	(0.0)	-	41.9	n.a.	-	(157.3)	-
Other financial expenses	(4.2)	(4.4)	(4.6%)	(6.8)	(38.2%)	(20.2)	(22.8)	(11.4%)
Losses from derivatives	(7.6)	(2.0)	280.0%	-	-	(91.8)	-	-

Net financial revenue (expense)	(4.6)	(7.0)	(34.3%)	(7.0)	(34.3%)	(30.2)	(32.8)	(7.9%)

Financial Result

Net Financial Income for 2003 amounted to an expense of R$ 30.2 million which was an improvement of 7.9% in relation to 2002 due to the reduction in the Company’s total indebtedness, to the high interest rates and to the exchange rate.

Net Result	Net Losses for the quarter were R$ 6.6 million, which is a 58.1% reduction in relation to 3Q03 and an increase of 10.0% in relation to 4Q02.

Loans and financing (in R$ million)
R$ million	31/Dec/2003	30/Sep/2003	31/Dec/2002

	Denominated	Denominated	Denominated
	in US$	in US$	in US$
Suppliers	4.1	5.6	8.8
Financial institutions	218.1	267.2	360.7

Total	222.2	272.8	369.6

R$ million	31/Dec/2003	30/Sep/2003	31/Dec/2002

Short-term	68.6	72.4	99.7
Long-term	153.6	200.4	269.9
Total Debt*	222.2	272.8	369.6
Cash and Financial Investments	59.4	92.1	81.3
Derivatives	(5.5)	(6.0)	72.3

Net debt	168.3	186.6	216.0

(*) 100% of gross debt is in US$.

Long-term debt repayment schedule

Denominated
R$ million	in US$

2005	2.0
2006	-
after 2006	151.6
Total	153.6

Indebtedness

Tele Leste's total debt in 2003 amounted to R$ 222.2 million, which was 100% in US$ and 100% hedged against derivatives transactions. This debt is offset by cash in hand and financial investments (R$ 59.4 million) and by derivatives assets and liabilities (R$ 5.5 million in payables), resulting in net debt of R$ 168.3 million.

The company's debt has been showing steady improvement and is 39.9% down against 2002

Investment

In 2003, R$ 71.2 million (16.1% of net income) was invested in Property, Plant and Equipment, mainly in improvements and expansion of capacity for services provided.

At the Shareholders General Meeting, Management will be submitting a capital budget proposal for the company and controlled companies for the 2004 financial year in the amount of R$ 82.5 million, in accordance with article 196 of Law No 6404/76

Suppliers

The suppliers’ liabilities account showed a balance of R$ 144.5 million, R$ 83.5 million and R$ 106.5 million on 31/12/2003, 30/09/2003 and 31/12/2002 respectively. The higher balance in December 2003 was mainly due to investment concentrated in 4Q03, which led to an increase of R$ 100.2 million on the suppliers’ line.

Subsequent Events

On February 6th, 2004, Anatel authorized a maximum increase of 6.99% for the Basic Plan basket of tariffs in all states covered by Tele Leste. The company will be analyzing the situation in the market and if it decides to pass on the increase, will publish the new tariffs in the publications of record of its carriers and the major newspapers. Furthermore, Anatel authorized an increase in VU-M (interconnection charge) of 7.581% for Telebahia Celular and 7.187% for Telesergipe Celular. These increases were published in the official federal gazette on February 9th, 2004. The new VU-M charges are shown in the table below:

Carrier	Current VUM	Net increased VUM
Telebahia Celular	0.3538	0.38062
Telergipe Celular	0.3551	0.38062

On February 12, 2004, Tele Leste published the approval by its Administrative Council of an increase in TCO’s capital stock. The fiscal benefit resulting from the amortization of the premium due to this corporate restructuring represents credit for its controlling companies, Iberoleste Participações S.A. and Tagilo Participações Ltda. This credit shall be used to increase the Company’s capital stock. The total value of the capital stock increase and the subscription of shares is R$ 979,547.28, with the issue of 1,224,434,100 new common shares, with no par value, at a subscription price of R$ 0,80 per 1,000 common shares and maintaining the preferential subscription rights established in article 171 of Law number 6,404/76. The subscription period begins on February 13, 2004 and ends on March 15, 2004. Any funds resulting from the exercise of preferential rights will be credited to Iberoleste Participações S.A. and Tagilo Participações Ltda.

Tables below:

Table 1: Tele Leste - Consolidated Income Statement
Table 2: Tele Leste - Consolidated Balance Sheet.

Contacts:	Ronald Aitken – RI	Fabíola Michalski – RI
	Ronald.aitken@vivo.com.br	Fmichalski@vivo.com.br
	(11) 5105-1172	(11) 5105-1207

Information available on website: http://www.vivo-base.com.br

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

TABLE 1: TELE LESTE - CONSOLIDATED INCOME STATEMENT
(Accounts in accordance with Brazilian law)

R$ million	4Q03	3Q03	4Q02	Accumulative
				2003	2002

Gross operating income	167.8	147.8	163.1	620.3	588.6
Deductions from gross income	(50.4)	(42.8)	(47.4)	(179.0)	(157.2)
Net operating income from services	97.3	94.9	101.8	397.8	390.8
Net sales of goods	20.1	10.0	13.9	43.4	40.6
Net operating income	117.4	104.9	115.7	441.3	431.4
Operating costs	(87.4)	(73.2)	(85.8)	(313.9)	(293.9)
Personnel	(9.0)	(6.4)	(10.6)	(31.2)	(34.0)
Cost of services rendered	(20.1)	(21.1)	(29.0)	(98.0)	(109.7)
Cost of Goods Sold	(26.2)	(14.9)	(18.6)	(62.9)	(48.5)
Sales of services	(24.6)	(22.8)	(20.0)	(93.2)	(76.3)
General and administrative expenses	(8.5)	(7.6)	(8.2)	(28.5)	(30.4)
Other operating income (expenses)	1.1	0.3	0.4	0.1	5.0
Result before depreciation, amortization, financial result, tax and equity equivalent – EBITDA	30.0	31.7	29.9	127.4	137.4
Depreciation and Amortization	(32.4)	(30.4)	(29.3)	(139.8)	(108.5)
Result before financial result, tax and equity equivalent – EBIT	(2.4)	1.3	0.6	(12.4)	28.9
Net Financial Income	(4.6)	(7.0)	(7.0)	(30.2)	(32.8)
Operating income	(7.0)	(5.7)	(6.3)	(42.7)	(3.8)
Non-operating revenues / expenses	0.2	(0.6)	(1.4)	(0.7)	(1.6)

Result before taxes	(6.8)	(6.3)	(7.7)	(43.4)	(5.4)
Income tax and social contribution	0.2	(9.4)	1.7	0.7	0.3
Net result in the period	(6.6)	(15.7)	(6.0)	(42.7)	(5.1)

TABLE 2: TELE LESTE - CONSOLIDATED BALANCE SHEET
(Accounts in accordance with Brazilian law)

R$ million	31/Dec/2003	31/Dec/2002

ASSETS

Current Assets	216.9	225.4

Available	59.4	81.3
Net accounts receivable	104.4	80.2
Inventory	12.9	17.8
Deferred tax and tax credit	18.6	32.7
Hedging transactions	-	7.8
Prepaid expenses	6.7	4.4
Other current assets	14.9	1.3

Long-term receivables	222.2	266.8

Deferred and recoverable taxes	202.1	198.0
Hedging transactions	15.2	64.6
Expenses brought forward	1.8	2.1
Other long-term assets	3.2	2.1

Permanent	392.5	464.5

Net property, plant and equipment	392.5	464.5

Total Assets	831.6	956.7

TABLE 2: TELE LESTE - CONSOLIDATED BALANCE SHEET
(In accordance with Brazilian law)

R$ million	31/Dec/2003	31/Dec/2002

LIABILITIES

Current Liabilities	266.3	238.3

Personnel, social security charges / benefits	2.7	2.9
Suppliers and consignment	144.5	106.5
Taxes, fees and contributions	21.7	17.9
Loans and financing	68.6	99.7
Dividends	0.5	0.5
Hedging transactions	16.5	-
Other liabilities	11.9	10.9

Long-term Liabilities	164.0	275.4

Loans and financing	153.7	269.9
Hedging transactions	4.2	-
Contingency Provisions	5.9	5.1
Pension Fund	0.3	0.4

Shareholders Equity	401.3	443.0

Capital	305.4	305.4
Treasury stock	(0.03)	-
Reserve	124.3	137.6
Retained earnings (losses)	(28.5)	-

Total Liabilities	831.6	956.7

Glossary

Financial Terms:

EBIT – Operating result before interest and taxes.
EBITDA – Operating result before interest, taxes, depreciation and amortization.
EBITDA Margin = EBITDA / Net Operating Income.
CAPEX – Capital Expenditure
Operating Cash Flow = Accrued EBITDA – Accrued CAPEX.
Subsidy = (net income from goods – cost of goods sold + discounts given by suppliers) / gross additions
PDD – Provision for doubtful debtors. A concept in accounting that measures the provision made for accounts receivable due for more than 90 days.
Net debt = Gross debt – cash – financial investments – securities – active derivative transactions + passive derivative transactions
Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash in a one-year period.
NE – Net Equity
Net debt/ (Net debt + NE) – Index which measures the Company’s financial leverage.
Current Capital (Short-term capital) = Current assets – Current liabilities
Working capital = Current Capital – Net Debt

Technology and Services

CDMA – (Code Division Multiple Access) – Aerial interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the code domain.
1XRTT – (1x Radio Transmission Technology) – 2.5G technology, an evolution of CDMA technology which represents one of the steps towards 3G technology and allows data transmission at up to 144 kbps and the offer of a scope of new services.
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1XRTT technology.
WAP –Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment, a WAP Gateway at the carrier, and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications ( WML script).
SMS – Short Message Service – Short text message service for cellular handsets, allowing customers to send and receive alphanumerical messages.

Operating indicators:

Customers – Number of wireless lines in service.
Gross additions – Total of new customers acquired in the period.
Net additions = Gross Additions – Reduction in number of customers
Market share = Company’s total number of customers / number of customers in its operating area
Net additions market share: participation of estimated net additions in the operating area.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area
Churn rate – Percentage measuring the number of inactive customers during a specific time period, relative to the average number of active customers in the same period = number of customers lost in the period / ((customers at the beginning of the period + customers at the end of the period) / 2)
ARPU (Average Revenue per User) – net income from services per month / monthly average of customers in the period
Blended ARPU – ARPU of the total customer base (contract + postpaid)
Contract ARPU – ARPU of postpaid service users
Prepaid ARPU – ARPU of prepaid service users
MOU (minutes of use) – monthly average, in minutes, of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Contract MOU – MOU of postpaid service users
Pretpaid MOU – MOU of prepaid service users
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.
Productivity = number of customers / permanent employees

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2004

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.